UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 20, 2009
Commission File Number 1-15200
StatoilHydro ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
           This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statement on Form F-3 (File No. 333-143339) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
INDEX TO EXHIBITS
Exhibit 4.2
Exhibit 5.1
Exhibit 5.2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: April 20, 2009	By:	/s/ Eldar Sætre
		Name:	Eldar Sætre
		Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Description of Document
4.2	Officers’ Certificate pursuant to Sections 102 and 301 of the Indenture dated as of April 15, 2009, among StatoilHydro ASA, StatoilHydro Petroleum AS and Deutsche Bank Trust Company Americas, as Trustee.

5.1	Opinion of Senior Legal Counsel of StatoilHydro ASA and StatoilHydro Petroleum AS, as to the validity of the Debt Securities of StatoilHydro ASA and the Guarantees of StatoilHydro Petroleum AS as to certain matters of Norwegian law.

5.2	Opinion of Sullivan & Cromwell LLP, U.S. legal advisors to StatoilHydro ASA and StatoilHydro Petroleum AS, as to the validity of the Debt Securities of StatoilHydro ASA and the Guarantees of StatoilHydro Petroleum AS as to certain matters of New York law.